Exhibit 99.1

FOR IMMEDIATE RELEASE

Anchiano Therapeutics Initiates Process to Voluntarily Delist its Ordinary Shares from the Tel Aviv Stock Exchange

CAMBRIDGE, Mass., March 14, 2019 - Anchiano Therapeutics Ltd. (Nasdaq and TASE: ANCN) (“Anchiano”) today announced an update with respect to its intention to voluntarily delist its ordinary shares, no par value (the “Ordinary Shares”), from the Tel Aviv Stock Exchange Ltd. (the “TASE”).

In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE will be June 13, 2019, and the Ordinary Shares will be delisted from the TASE on June 17, 2019. Until the last day of trading on the TASE, shareholders will be able to continue to buy and sell Ordinary Shares in exactly the same manner as has been the case to date, by issuing buy or sell orders to the banks or brokers that hold the Ordinary Shares for the shareholders. Anchiano’s American Depositary Shares (the “ADSs”), each representing five Ordinary Shares, will continue to be traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ANCN.”

The decision to delist from the TASE was taken as Anchiano’s board of directors and management believe it will maximize shareholder value.

Shareholders who are interested in continuing to hold their Ordinary Shares and trade them on Nasdaq should notify their bank or broker as soon as possible and request to convert their Ordinary Shares into ADSs. Conversion of the Ordinary Shares to ADSs will transfer the value of the Ordinary Shares from New Israeli Shekels to U.S. dollars. According to Anchiano’s estimation, no change or damage to the value of holdings or tradeability of the Ordinary Shares is expected as a result of the conversion into ADSs or from the transfer of the value into U.S. dollars. Every five Ordinary Shares shall be converted into one ADS.

Anchiano urges all holders of Ordinary Shares that are traded on the TASE to convert their Ordinary Shares at the earliest and to contact their banks or brokers with any questions about the conversion process. Anchiano will pay directly to the Israeli banks and brokers their fees for all shareholders who convert Ordinary Shares into ADSs on or before May 13, 2019. In addition, until 90 days from the date of this announcement, shareholders who convert their Ordinary Shares into ADSs will not be required to pay any conversion fees to the depositary, the Bank of New York Mellon.

Shareholders can also contact Anchiano with any questions at ADS@anchiano.com.

About Anchiano

Anchiano is a pivotal-stage biopharmaceutical company focused on the discovery and development of novel therapies to treat cancer, with offices in Cambridge, MA, and Jerusalem, Israel. Anchiano’s most advanced product candidate, inodiftagene vixteplasmid, is in development as a treatment for non-muscle-invasive bladder cancer. For more information on Anchiano, please visit www.anchiano.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties.  Words such as “believes,” “intends,” “expects,” “projects,” “anticipates” and “future” or similar expressions are intended to identify forward-looking statements.  These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, many of which are beyond the control of Anchiano, including, without limitation, the risk factors and other matters set forth in its filings with the Securities and Exchange Commission, including, when filed, its Annual Report on Form 20-F for the year ended December 31, 2018.  Anchiano undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Frank Haluska, M.D., Ph.D.

President and Chief Executive Officer

info@anchiano.com